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[LOGO OF GOFF BACKA ALFERA & COMPANY, LLC]               3325 Saw Mill Run Blvd.
                                                       Pittsburgh, PA 15227-2736
Certified Public Accountants                                        412/885-5045
                                                                Fax 412/885-4870
                                                                   www/gbaco.com





                          INDEPENDENT AUDITOR'S REPORT


To the Board of Directors
Western Pennsylvania Adventure Capital Fund
Pittsburgh, Pennsylvania

We have examined management's assertion about Western Pennsylvania Adventure Capital Fund's (the Company's) compliance with the requirements of subsections
(b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the Act) as of March 5, 2001, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of March 5, 2001, and with respect to agreement of security purchases and/or conversions, for the period from December 14, 2000 (the date of our last examination), through March 5, 2001.

     . Count and inspection of all securities located in the safe deposit box located at PNC Bank, Lebanon Shops in Pittsburgh, Pennsylvania.

     . Reconciliation of all such securities to the books and records of the Company.

     . Agreement of one security purchase (no sales transactions occurred) since December 14, 2000, from the books and records of the Company to the legal documents from the sellers.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that Western Pennsylvania Adventure Capital Fund was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of March 5, 2001, with respect to securities reflected in the investment account of the Company is fairly stated, in all material aspects.

This report is intended solely for the information and use of management of Western Pennsylvania Adventure Capital Fund and the Securities and Exchange Commission and should not be used for any other purpose.


/s/ Goff Backa Alfera & Company, LLC

GOFF BACKA ALFERA & COMPANY, LLC

Pittsburgh, Pennsylvania
March 5, 2001





 Member: American and Pennsylvania Institutes of Certified Public Accountants
                AICPA Private Company and SEC Practice Sections
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                           [LOGO OF WESTERN PENNSYLVANIA ADVENTURE CAPITAL FUND]



-------------------------------
Scott Towne Center, Suite A-113
2101 Greentree Road
Pittsburgh, PA 15220
412-279-1760
412-429-8743 FAX



            MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN
               PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940


We as members of management of Western Pennsylvania Adventure Capital Fund (the Company), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements of subsections (b) and (c) of rule 17f-2 as of March 5, 2001, and from December 14, 2000 through March 5, 2001.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of March 5, 2001, and from December 14, 2000 through March 5, 2001, with respect to securities in the investment account of the Company.

WESTERN PENNSYLVANIA ADVENTURE CAPITAL FUND



By:

/s/  Alvin Catz
_________________________________________________



Title:

Treasurer
_________________________________________________







                   A business development company dedicated to the formation and growth of significant new businesses in southwestern Pennsylvania.

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